Exhibit 11

The Middleton Doll Company and Subsidiaries
Computation Of Net Income Per Common Share

	For the Year Ended December 31,
	2004	2003	2002
Net (loss) income available to
common shareholders	$(3,760,476)	$(661,742)	$3,203,016

Determination of shares:
Weighted average common shares
outstanding (basic)	3,727,589	3,727,589	3,727,589
Assumed conversion of stock options	--	3,895	--

Weighted average common shares
outstanding (diluted)	3,727,589	3,731,484	3,727,589

Basic (loss) earnings per share	$(1.01)	$(0.18)	$0.86

Diluted (loss) earnings per share	$(1.01)	$(0.18)	$0.86